Exhibit 99

TRANSPORT ENTERPRISE LEASING, LLC

Financial Statements

December 31, 2011

(With Independent Auditors' Report Thereon)

TRANSPORT ENTERPRISE LEASING, LLC

Table of Contents

Page
Independent Auditors' Report	1
Financial Statements:
Balance Sheet	2
Statement of Income and Changes in Members' Equity	3
Statement of Cash Flows	4
Notes to the Financial Statements	5 - 12

INDEPENDENT AUDITORS' REPORT

The Members
Transport Enterprise Leasing, LLC:

We have audited the accompanying balance sheet of Transport Enterprise Leasing, LLC as of December 31, 2011, and the related statements of income and changes in members' equity and cash flows for the seven months then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transport Enterprise Leasing, LLC as of December 31, 2011, and the results of its operations and its cash flows for the seven months then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
February 22, 2012

TRANSPORT ENTERPRISE LEASING, LLC

Balance Sheet

December 31, 2011

Assets

Current assets:
Cash and cash equivalents	$1,916,343
Accounts receivable, less allowance for doubtful account of $267,000	35,794
Inventory	1,503,500
Prepaid expenses	348,713
Total current assets	3,804,350
Property and equipment, net	11,196,282
Other assets	58,750
Total assets	$15,059,382

Liabilities and Members' Equity

Current liabilities:
Trade accounts payable	$261,685
Accounts payable to related party	603,367
Current portion of line of credit	500,000
Current portion of long-term debt	3,571,205
Accrued liabilities	199,471
Total current liabilities	5,135,728
Line of credit	500,000
Long-term debt, excluding current maturities	8,108,890
Deferred income taxes	130,246
Total liabilities	13,874,864
Members' equity	1,184,518
Total liabilities and Members' equity	$15,059,382

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statement of Income and Changes in Members' Equity

Seven months ended December 31, 2011

Sales and lease revenue	$31,070,171

Operating costs and expenses:
Cost of sales	26,382,815
Depreciation and amortization	1,034,186
Administrative and selling expenses	1,619,902
Gain on disposal of property and equipment	(71,766)
Other operating expenses	461,529
Total operating costs and expenses	29,426,666
Operating income	1,643,505

Interest expense, net	(215,019)
Income before income taxes	1,428,486
Income taxes	97,635
Net income	1,330,851
Distributions paid	(2,181,884)
Members' equity at beginning of period	2,035,551
Members' equity at end of period	$1,184,518

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statement of Cash Flows

Seven months ended December 31, 2011

Cash flows from operating activities:
Net income	$1,330,851
Adjustments to reconcile net income to cash flows provided by operating activities:
Depreciation and amortization	1,034,186
Gain on disposal of property and equipment	(71,766)
Provision for deferred income taxes	41,359

Changes in operating assets and liabilities:
Inventory	(1,247,150)
Prepaid expenses	(348,713)
Accounts payable	865,052
Accrued liabilities	69,981
Other	(6,131)

Net cash provided by operating activities	1,667,669

Cash flows from investing activities:
Proceeds from disposal of property and equipment	415,922
Purchases of property and equipment	(10,432,243)

Net cash used in investing activities	(10,016,321)

Cash flows from financing activities:
Proceeds from line of credit	694,310
Proceeds from notes payable	11,596,076
Payments of notes payable	(1,848,716)
Payment of loan costs	(13,101)
Distributions to members	(2,181,884)

Net cash provided by financing activities	8,246,685

Decrease in cash and cash equivalents	(101,967)

Cash and cash equivalents at beginning of period	2,018,310

Cash and cash equivalents at end of period	$1,916,343

Supplemental disclosures:
Cash paid during the period for:
Interest	$194,652

Income taxes	$65,635

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2011

(1)	Nature of operations

The Company is organized as a limited liability company under the laws of the State of Georgia. The Company is headquartered in Chattanooga, Tennessee and is engaged in selling and leasing previously-owned over the road tractors and tractor-trailers to commercial trucking firms, owner-operators, and others.

On May 31, 2011, Covenant Transportation Group, Inc. ("Covenant") acquired a 49% interest in the equity of the Company.  The remaining 51% equity interest is owned by the original members of the Company.

The acquisition agreement also provides the option for Covenant to acquire the remaining 51% ownership interest of the Company between January 1, 2013 and May 31, 2016 at a price based on a multiple of the Company's average earnings before income and taxes, adjusted for certain items as of the acquisition date.  Subsequent to May 31, 2016, the other members, as a group, have the option to acquire Covenant's interest based on similar terms.

The accompanying financial statements present results of operations and cash flows from the date of Covenant's investment through December 31, 2011.

(2)	Summary of significant accounting policies

(a)	Cash equivalents

The Company considers all highly liquid investments with original maturities of less than twelve months to be cash equivalents.

(b)	Inventory

Inventory consists of tractors and trailers held for sale and is stated at the lower of cost, determined on the specific identification basis, or market.

(c)	Property and equipment

Property and equipment, which consists primarily of equipment subject to operating leases, is stated at cost.  Assets subject to operating leases are depreciated on the straight-line method over the term of the lease to reduce the asset to its estimated residual value.  Estimated residual values are based on assumptions for used equipment prices at lease termination.  Other property and equipment is depreciated over the assets' estimated useful lives using the straight-line method.

Expenditures for maintenance and repairs are expensed when incurred.  Expenditures for renewals or betterments are capitalized.  When property, including off lease equipment,  is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2011

(d)	Income taxes

The Company has elected to be taxed as a pass through entity for federal income tax purposes.  As such, federal taxable income and losses pass through to the individual stockholders for inclusion in their personal income tax returns and the Company recognizes only certain state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

For financial reporting purposes, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files federal and certain state income tax returns.  The Company is currently open to audit under the statute of limitations for the years ended December 31, 2007 through 2010.

(e)	Revenue recognition

Revenue from equipment sales is recognized upon transfer of title.  Revenue from rental payments received on operating leases is recognized on a straight line basis over the term of the lease. Rental revenues were less than 10% of total revenues for the seven month period.

The Company arranges extended warranty contracts with independent providers for certain tractors sold or leased.  Such contracts typically have terms ranging from one to two years.  Since the Company is not deemed the obligor on the service contract, net margin on the arrangement is recognized in revenues at the date of sale, or for lease transactions, net margin is recognized in revenue ratably over the term of the service contract.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2011

(f)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(g)	Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 22, 2012, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

(3)	Credit risk and other concentrations

The Company generally maintains cash and cash equivalents on deposit at banks in excess of federally insured amounts.  The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash and cash equivalents.

The Company generally does not extend credit in connection with sales of equipment.  When originating equipment leases, management evaluates credit quality of the lease using several factors, including customer characteristics, credit bureau reports, employment history, and capacity to pay.  Subsequent to origination, management reviews the credit quality of open leases based on customer payment activity, as well as updated credit bureau reports and other inputs.  During the seven months, sales to the three largest customers accounted for an aggregate of $6,312,500, or 20% of total revenues.

The Company purchases equipment from a Member, as well as unrelated companies.  For the seven month period, 15% of equipment purchases were from the Member, and purchases from two unrelated suppliers represented 35% and 13%, respectively, of total equipment purchases.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2011

(4)	Assets and liabilities measured at fair value

FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1        -   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
Level 2        -   Inputs to the valuation methodology include:
 -  Quoted prices for similar assets or liabilities in active markets;
 -  Quoted prices for identical or similar assets or liabilities in inactive markets;
 -  Inputs other than quoted prices that are observable for the asset or liability;
 -  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

 If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3        -   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuations techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for asset measurement measured at fair value.  There have been no changes in the methodology used at December 31, 2011.

(a)	Financial instruments

The carrying amount of financial instruments, consisting of cash, accounts payable, and notes payable, approximate their fair value due to their relatively short maturities.  Long-term debt is carried at amortized cost, which approximates fair value.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2011

(b)	Non-financial assets

The Company’s non-financial assets, which include inventory and property and equipment, are not required to be measured at fair value on a recurring basis.  However, if certain triggering events occur, or if an annual impairment test is required and the Company is required to evaluate the non-financial instrument for impairment, a resulting asset impairment would require that the non-financial asset be recorded at the fair value.  The Company did not measure any non-recurring, non-financial assets or recognize any amounts in earnings related to changes in fair value for non-financial assets for the period ended December 31, 2011.

(5)	Property and equipment, net

A summary of property and equipment, net as of December 31, 2011 is as follows:

Assets subject to operating leases - tractors	$11,694,795
Assets subject to operating leases - trailers	1,882,485
13,577,280
Accumulated depreciation	(2,395,358)
11,181,922
Other equipment	16,791
Accumulated depreciation	(2,431)
14,360
$11,196,282

(6)	Lines of credit

At December 31, 2011, the Company maintained the following bank lines of credit:

$500,000 facility with CapitalMark Bank & Trust.  Principal and interest are payable on demand.  Otherwise, interest is payable monthly at a fixed rate of 4.5%, and principal is due on July 12, 2013. Advances under the line of credit are collateralized by equipment and guaranteed by a Member.  Advances outstanding at December 31, 2011 were  $500,000.

$500,000 facility with Capital Bank & Trust.  Interest is payable monthly at a variable rate equal to one month Wall Street Journal Prime plus 1.00%, which was 5.75% at December 31, 2011. Advances under the line of credit are collateralized by equipment and guaranteed by a Member. This line matures on November 2, 2013.  Advances outstanding at December 31, 2011 were $500,000.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2011

(7)   Long-term debt

A summary of long-term debt as of December 31, 2011 is as follows:

FSG Bank Installment notes, due in monthly installments of $2,862, including interest of 4.36%; due May 22, 2012; secured by tractors and trailers.	$75,164
First Volunteer Bank Installment notes, ranging in terms from 12 months to 24 months, interest ranging from of 5.5% to 7.0%, collateralized by tractors.	2,960,055
CapitalMark Bank & Trust Installment notes, ranging in terms from 12 months to 36 months; interest of 5.5%; collateralized by tractors and trailers.	3,483,808
Regions Equipment Finance Corporation Installment notes, ranging in terms from 36 months to 48 months; interest ranging from 5.06% to 5.23%, collateralized by tractors.	1,643,276
Mercedes Benz Financial Services, USA LLC Installment notes, ranging in terms from 24 months to 60 months; interest ranging from 3.75% to 4.95%; collateralized by tractors.	2,437,792
Cornerstone Community Bank Note payable under a $2 million credit facility due in monthly installments of $25,852; including interest of 4.75%; due January 20, 2014; collateralized by tractors and personal guarantee of a Member.	1,080,000
Total long-term debt	11,680,095
Less current installments	(3,571,205)
Long-term debt, excluding current installments	$8,108,890

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2011

A summary of future maturities of long-term debt as of December 31, 2011 is as follows:

Year	Amount
2012	$3,571,205
2013	4,678,281
2014	2,903,086
2015	337,926
2016	189,597
$11,680,095

The Company is subject to certain financial covenants under the Cornerstone Community Bank credit facility.  At December 31, 2011, the Company was in compliance with all financial covenants.

(8)    Accrued liabilities

A summary of accrued liabilities as of December 31, 2011 is as follows:

Unrecognized tax benefits	$84,644
Security deposits	42,020
Accrued interest	28,311
Accrued payroll taxes	24,650
Other	19,846
$199,471

 (9)    Income taxes

The provision for income taxes for the seven months ended December 31, 2011 consists of state current taxes of $56,276 and state deferred taxes of $41,359.  The Company's effective tax rate approximates the applicable statutory rate.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The deferred income tax liabilities of $130,246 result primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes.

The December 31, 2011 accrued liabilities balance includes unrecognized tax benefits of $84,644, including potential penalties and interest totaling $33,757.  Activity related to the Company's unrecognized tax benefits during the seven months ended December 31, 2011 was not significant.  The Company does not consider the total amount of unrecognized tax benefits that is reasonably possible to increase or decrease over the next 12 months to be significant.

If recognized, the entire balance of unrecognized tax benefits would impact the Company's effective tax rate, as would any prospective adjustment to the reserve for income taxes.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2011

(10)    Leasing activities

The Company leases tractors and trailers to customers under operating lease agreements with terms generally ranging from of 12 to 48 months. The Company retains title to the equipment and finances a substantial portion of the arrangements, which are collateralized by the related purchased equipment.

Amounts contractually due for rentals on operating leases as of December 31, 2011 are as follows:

2012	$3,680,520
2013	2,694,055
2014	1,275,807
2015	500,568
2016 and later years	212,400
$8,363,350

(11)    Contingent liabilities

From time-to-time, the Company is a party to ordinary, routine litigation arising in the ordinary course of business. The Company currently does not have any pending legal proceedings or knowledge of any asserted or unasserted claims where a loss contingency probable and/or estimable and thus has not provided for any loss contingencies in the financial statements. The Company maintains insurance to cover potential property damage for inventory held in Chattanooga, Tennessee.  In addition, the Company’s lease agreements require the lessee’s  maintain certain property coverage, whereby the Company is named as the beneficiary to any proceeds should a loss event occur.

(12)     Related party transactions

The Company engaged in the following transactions with a Member during the seven months ended December 31, 2011:

•	Purchases of previously-owned equipment amounting to approximately $5,409,000.

•	Payment of fees for miscellaneous equipment items, equipment maintenance and management services amounting to $498,902.

At December 31, 2011, accounts payable for cash disbursements made by this member on behalf of the Company under a cash management arrangement totaled $603,367.

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